

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2025

Matthew J. Hawkins
Chief Executive Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, Utah 84043

>**Re: Waystar Holding Corp.**
>**Draft Registration Statement on Form S-1**
>**Submitted April 21, 2025**
>**CIK No. 0001990354**

Dear Matthew J. Hawkins:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William B. Brentani